UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SEC FILE NUMBER 000-53843
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I — REGISTRANT INFORMATION

U.S. CHINA MINING GROUP, INC.
Full Name of Registrant

Former Name if Applicable

15310 Amberly Drive, Suite 250
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33647
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

U.S. China Mining Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the “Form 10-Q”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the unaudited condensed consolidated financial statements included in the Form 10-Q. The Company anticipates that its Form 10-Q will be filed within the prescribed extension period in accordance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinyu Peng	(813)	514-2873
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒    Yes     ☐     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net loss for the quarter ended March 31, 2013 is expected to total $2.21 million compared to $0.36  million for the quarter ended March 31, 2012. This was mainly attributed to decreased sales in the first quarter of 2013 compared to the comparable period of 2012.

During the three months ended March 31, 203, we had sales of $0.54 million compared to $14.49 million for 2011, a decrease of 96%.  The average selling price per ton of coal for the three months ended March 31, 2013 was $61.58 as compared to $51.67 for 2012.  Our sales volume was 8,750 tons for the three months ended March 31, 2013, compared to 280,485 tons for 2012, a decrease of 97%, resulting primarily from logistic difficulties and increased competition for two of our mines from other sellers with lower coal selling price, and the decrease of coal brokerage and production in another of our mines, due to the recent decrease of local demand.  The decrease in local demand was attributable to the government’s policies of limiting coal consumption in favor of alternative fuel sources in residential and even industrial usages, due to worsening air pollution, and the offsetting impacts from customers’ use of more coal imported from neighboring areas in Inner Mongolia at cheaper prices during 2013.

We anticipate that our Cost of goods sold (“COGS”) for the three months ended March 31, 2013 was $0.48 million, a decrease of $9.92 million or 95%, from $10.41 million for 2012. Our total production for the three months ended March 31, 2013 was 8,750 tons of coal, compared to 386,366 tons for 2012, a decrease of 377,616 tons, resulting from the changing geological conditions of one of our mine’s under-shaft with increased rock zone as a result of our having to mine into the deeper areas of the underground mine, which limits the lifting capacity and results in higher extraction costs; as well as temporarily cease of the production due to government inspection of the coal mine. In addition, our two other mines ceased production in the first quarter of 2013 due to a mine retrofit project.  We expect that COGS as a percentage of sales will be 90% for the three months ended March 31, 2013, compared to 72% in 2012. Our average cost per ton was $55.40 in the three months ended March 31, 2013, compared to $37.11 in 2011.  This increase was primarily attributable to higher infrastructure, safety and environment standard requirements and overall inflation in China resulting in increased labor, certain materials and energy costs used for the mining and processing. In addition, decreased production/sales volume caused relatively higher depreciation and amortization cost per tonnage unit, resulting in higher unit cost on average.

As a result of our decreased sales and increased percentage of COGS to sales ,we anticipate that our gross profit for the three months ended March 31, 2013  will be $54,141, compared to $4.08 million for the first quarter of 2012.  Additionally, we anticipate that our operating expenses totaled $2.07 million for the three months ended March 31, 2013 compared to $3.83 million for 2012, a decrease of $1.76 million or 46%. The decrease was attributable to decreased selling expenses resulting from decreased sales in the first quarter of 2013 compared to the comparable period of 2012; and decreased G&A expenses resulting from decreased production and sales activities.

U.S. China Mining Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2013	By:	/s/ Xinyu Peng
Name: Xinyu Peng
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).